CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Quarter Ending June 30, 2022

(Expressed in Canadian Dollars)

TO THE SHAREHOLDERS OF AUSTIN GOLD CORP.:

Management's Responsibility for Financial Reporting

The accompanying condensed consolidated interim financial statements of Austin Gold Corp. (the "Company") are presented fairly herein and have been prepared by management in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate for the Company's circumstances. The following unaudited condensed consolidated interim financial statements have been approved by the Company's Audit Committee and Board of Directors.

"Dennis Higgs"	"Joseph Ovsenek"
Dennis Higgs	Joseph Ovsenek
President	Executive Chairman

Page | 2

Austin Gold Corp. Condensed Consolidated Interim Statements of Financial Position (expressed in Canadian dollars - Unaudited)

	Note	June 30, 2022 (Unaudited)	December 31, 2021 (Audited)
		$	$
ASSETS
Current assets
Cash and cash equivalents		1,877,959	1,387,670
Term deposits		16,152,513	-
GST receivable		27,271	11,430
Prepaid expenses		422,779	4,719
Total current assets		18,480,522	1,403,819

Non-current assets
Exploration and evaluation assets	4	1,751,126	1,632,043
Marketable securities	3	111,554	249,562
Fixed assets		1,943	2,285
Total non-current assets		1,864,623	1,883,890

Total Assets		20,345,145	3,287,709

LIABILITIES
Current liabilities
Amounts payable and accrued liabilities	7, 8	303,322	77,048
Derivative liability	5	99,299	-
		402,621	77,048

EQUITY
Share capital	5a	21,236,532	3,689,258
Reserves	5b	2,100,550	2,100,550
Accumulated other comprehensive loss		10,743	(6,119)
Deficit		(3,405,301)	(2,573,028)
Total equity		19,942,524	3,210,661

Total Liabilities and Equity		20,345,145	3,287,709

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Commitments (Note 6)

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on August 15, 2022 and are signed on its behalf by:

"Dennis Higgs"	Director	"Joseph Ovsenek"	Director

Page | 3

Austin Gold Corp. Condensed Consolidated Interim Statements of Comprehensive Loss (Income) (expressed in Canadian dollars - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021
		$	$	$	$
Expenses
Consulting and management fees		482,801	9,543	484,419	13,747
Depreciation		171	245	342	490
Foreign exchange loss		4,751	7,222	7,099	14,905
General and administrative		2,803	2,975	5,498	5,057
Insurance		85,195	2,732	88,153	3,665
Investor relations		14,902	175	17,252	175
Listing and filing fees		125,587	-	128,017	-
Marketing		4,923	614	5,533	2,315
Professional fees		141,143	93,314	212,427	125,699
Loss before other items		862,276	116,820	948,740	166,053

Interest income		(46,760)	-	(46,760)	-
Unrealized loss on marketable securities	3	33,759	127,183	138,008	52,625
Realized gain on marketable securities	3	-	(310)	-	(810)
Gain on change in fair value of derivative liability		(207,715)	-	(207,715)	-
Net loss for the period		641,560	243,693	832,273	217,868

Other comprehensive loss
Items that may be reclassified to net loss:
Foreign currency translation loss (gain)		(31,362)	7,873	(16,862)	12,674
Comprehensive loss for the period		610,198	251,566	815,411	230,542

Net loss per common share
Basic and diluted		$(0.05)	$(0.03)	$(0.08)	$(0.02)

Weighted average number of common shares outstanding
Basic and diluted		11,811,569	9,517,000	10,664,285	9,516,111

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 4

Austin Gold Corp. Condensed Consolidated Interim Statements of Changes in Equity (expressed in Canadian dollars - Unaudited)

	Note	Number of Shares	Share Capital	Option	Accumulated other comprehensive loss	Deficit	Total Equity
			$	$	$	$	$

Balance at December 31, 2020		9,512,000	3,674,258	2,100,550	(12,203)	(2,070,249)	3,692,356

Issuance of share capital per lease agreement	4d	5,000	15,000	-	-	-	15,000
Comprehensive loss for the period		-	-	-	(12,674)	(217,868)	(230,542)
Balance at June 30, 2021		9,517,000	3,689,258	2,100,550	(24,877)	(2,288,117)	3,476,814

Balance at December 31, 2021		9,517,000	3,689,258	2,100,550	(6,119)	(2,573,028)	3,210,661

Shares issued pursuant to IPO at US$4.00 per common share	5a	3,754,750	19,356,487	-	-	-	19,356,487
Share Issue costs		-	(1,809,213)	-	-	-	(1,809,213)
Comprehensive loss for the period		-	-	-	16,862	(832,273)	(815,411)
Balance at June 30, 2022		13,271,750	21,236,532	2,100,550	10,743	(3,405,301)	19,942,524

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 5

Austin Gold Corp. Condensed Consolidated Interim Statements of Cash Flows (expressed in Canadian dollars- Unaudited)

		Six months ended June 30,
	Note	2022	2021
		$	$
Cash flows used in operating activities
Net (loss) income for the period		(832,273)	(217,868)
Items not affecting cash:
Depreciation		342	490
Foreign exchange loss (gain)		(1,633)	15,077
Unrealized loss (gain) on marketable securities	3	138,008	52,625
Realized loss (gain) on marketable securities		-	(810)
Gain on change in fair value of derivative liability		(207,715)	-
		(903,271)	(150,486)
Changes in non-cash operating working capital:
Increase in prepaid expenses		(417,044)	(14,368)
Increase in GST receivable		(15,154)	(4,033)
Increase in accounts payable and accrued liabilities		226,274	45,374
		(1,109,195)	(123,513)

Cash flows used in investing activities
Proceeds from sale of marketable securities	3	-	26,250
Payments for mineral property activities		(102,291)	(228,482)
Purchase of term deposits		(16,152,513)	-
		(16,254,804)	(202,232)

Cash flows from financing activities
Net proceeds from issuance of common shares	5a	17,854,288	-
		17,854,288	-

Increase (decrease) in cash and cash equivalents		490,289	(325,745)
Cash and cash equivalents - beginning of period		1,387,670	2,421,796
Cash and cash equivalents - end of period		1,877,959	2,096,051

Non-cash investing and financing activity:
Common shares issued for exploration and evaluation assets		-	15,000

Cash and cash equivalents consist of:
Cash		909,761	-
Term deposits less than three months		968,198	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 6

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

1. NATURE OF OPERATIONS

Austin Gold Corp. together with its subsidiary, Austin American Corporation (collectively referred to as the "Company" or "Austin Gold"), is focused on the exploration of mineral property interests in the southwestern-Great Basin area of the United States.

The Company was incorporated on April 21, 2020, in British Columbia. The Company is a reporting issuer in British Columbia, and its common shares are traded on the NYSE American under the symbol "AUST". The Company's registered office is at MNP Tower, 1021 West Hastings Street, 9th Floor, Vancouver, BC, Canada.

All amounts are expressed in Canadian dollars, except for certain amounts denoted in United States dollars ("US$").

The Company has not yet determined whether its exploration and evaluation assets contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has not generated revenues from its operations to date. As at June 30, 2022, the Company has accumulated losses of $3,405,301 since inception and has working capital of $18,077,901. The operations of the Company have primarily been funded by the issuance of common shares. These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Management estimates its current working capital will be sufficient to fund its current level of activities for the next twelve months.

Page | 7

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company and its wholly-owned subsidiary and to the period presented in these consolidated financial statements.

a. Basis of presentation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretation of the International Reporting Interpretations Committee ("IFRIC"). Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021, as they follow the same accounting policies under IFRS.

The Board of Directors of the Company approved these consolidated financial statements and authorized them for issue on August 15, 2022.

Basis of Measurement

These consolidated financial statements of the Company have been prepared on an accrual basis, and are based on historical costs, except for financial instruments measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. The subsidiary's functional currency is United States dollars. All financial information is expressed in Canadian dollars unless otherwise stated and has been rounded to the nearest dollar.

b. Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary, Austin American Corporation ("Austin NV"), from the Company's incorporation on April 21, 2020. All significant intercompany accounts and transactions between the Company and its subsidiary have been eliminated upon consolidation.

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Austin American Corporation	Nevada, United States	100%	Exploration company

Page | 8

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

3. MARKETABLE SECURITIES

The Company holds all marketable securities in an account with a Canadian broker.

On July 7, 2020, the Company participated in a private placement with Nevada Exploration Inc. purchasing 2,500,000 units at $0.20 per unit for a cost of $500,000. Each unit consists of one share, and one half of one warrant, with each whole warrant entitling the Company to acquire one share at a price of $0.50 per whole warrant for a period of 30 months following closing; provided that if either (or both) of the volume weighted average price or the closing price (or closing bid price on days when there are no trades) of the common shares of Nevada Exploration traded (or quoted) on the TSX-V is greater than $0.90 per share for 10 consecutive trading days, then Nevada Exploration shall have the right to accelerate the warrant expiry date to the 30th day after the date on which Nevada Exploration gives notice to the Company in accordance with the certificates representing the warrants.

As at June 30, 2022, the estimated fair value of the 2,231,000 (December 31, 2021: 2,231,000) shares held by the Company was $111,550 (December 31, 2021: $245,410) determined using the closing price on the TSX Venture Exchange and the estimated fair value of the 1,250,000 warrants was $4 (December 31, 2021: $4,152) determined using the Black-Scholes pricing model with the following assumptions:

	June 30, 2022	December 31, 2021
Share price	$0.05	$0.11
Exercise price	$0.50	$0.50
Volatility	88%	87%
Risk free interest rate	0.25%	0.25%
Expected life	0.52 years	1.02 years
Expected dividend yield	$nil	$nil

During the six-month period ended June 30, 2022, the Company recognized an unrealized loss on marketable securities of $138,008 (2021: $52,625), and a realized gain on the sale of marketable securities of $nil (2021: $810).

Page | 9

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

4. EXPLORATION AND EVALUATION ASSETS

	Kelly Creek	Fourmile Basin	Lone Mountain	Miller Project	Stockade Property	Total
	$	$	$	$	$	$
Balance at December 31, 2020	295,145	441,387	138,839	-	-	875,371

Expenditures:
Acquisition costs*	63,000	43,412	37,800	78,300	-	222,512
Consulting	827	27,004	9,152	2,660	-	39,643
Field work	-	2,337	-	-	-	2,337
Finders' fees	-	-	-	12,630	-	12,630
Geophysics	-	-	-	4,016	-	4,016
Mapping	-	351	230	7,302	-	7,883
Mining rights and claim fees	120,907	69,309	101,266	145,189	-	436,671
Technical reports	1,426	7,759	14,287	-	-	23,472
Travel	-	6,130	-	-	-	6,130
Total exploration costs	186,160	156,302	162,735	250,097	-	755,294
Movement in foreign exchange	32	-	461	885	-	1,378
Balance at December 31, 2021	481,337	597,689	302,035	250,982	-	1,632,043

Expenditures:
Acquisition costs	-	19,392	-	31,655	19,152	70,199
Consulting	8,140	1,759	-	-	-	9,899
Field work	1,915	-	-	-	-	1,915
Finders' fees	-	-	-	6,331	-	6,331
Geophysics	1,646	-	-	599	-	2,245
Mapping	3,830	-	-	6,650	-	10,480
Travel	1,222	-	-	-	-	1,222
Total exploration costs	16,783	21,151	-	45,235	19,152	102,291
Movement in foreign exchange	7,531	-	4,421	4,663	177	16,792
Balance June 30, 2022	505,621	618,840	306,456	300,880	19,329	1,751,126

*Acquisition costs includes pre-production payments, lease payments, and advanced royalty payments

a. Kelly Creek Project, Humboldt County, Nevada, United States

The Company has entered into an agreement with Pediment Gold LLC ("Pediment"), a subsidiary of Nevada Exploration Inc. ("Nevada Exploration"), for an option for the Company to earn up to a 70% interest in a joint venture on the Kelly Creek Project.

The Company may exercise the option to earn a 51% interest in the Kelly Creek Project by incurring the following minimum yearly expenditures toward exploration and development work at the Kelly Creek Project:

Page | 10

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

4. EXPLORATION AND EVALUATION ASSETS, continued

September 1, 2021	$nil
June 1, 2022	$nil
September 1, 2022	$750,000*
June 1, 2023	$1,000,000
June 1, 2024	$1,500,000
June 1, 2025	$1,500,000

*$400,000 of which must be spent on geophysics, geochemistry, drilling, or other mutually agreed program.

During the earn-in period, the Company will be the operator of the project.

Once the Option to Joint Venture has been exercised to earn the 51% interest, the Company and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

The Company has the option to increase its participating interest in the Kelly Creek Project by an additional 19% to a total of 70% (the "Additional Option") by incurring additional yearly expenditures in the amount of $1,500,000 before each of June 1, 2026, June 1, 2027, and June 1, 2028, and by delivering a prefeasibility study prior to June 1, 2029. At Pediment's election, which must be made within 120 days of the approval by the joint venture of a feasibility study, the Company will be obligated to provide Nevada Exploration's portion of any debt financing or arrange for third party financing of Nevada Exploration's portion of any debt financing required to construct a mine on the project in consideration for the transfer by Pediment to Austin NV of a 5% interest in the Joint Venture. If a party is diluted to a 10% interest in the Joint Venture, its interest will be converted to a 10% net profits interest.

There are minimum annual royalty payments in two underlying agreements within the Kelly Creek Project: the Genesis agreement, and the Hot Pot agreement that the Company is also obligated to pay.

Under the Genesis agreement, the Joint Venture has the option to purchase 100% of the Genesis claims for USD$1,500,000 (as adjusted for inflation), subject to a 1.5% net smelter return royalty, and the following advance royalty payments:

October 1, 2020	US$20,000 (paid)
October 1, 2021	US$20,000 (paid)
October 1, 2022	US$20,000
October 1, 2023 and annually thereafter	US$50,000 (as adjusted for inflation)

The cumulative advance royalty payments shall be credited against royalty payment obligations and against the purchase price. Half of the net smelter return royalty can be bought for US$750,000 (as adjusted for inflation) and the royalty would then be 0.75%.

The Hot Pot lease is subject to the annual payment of US$30,000 due on September 16th each year (2020 and 2021 - paid). Under the Hot Pot agreement, any mineral production on the project is subject to a 3% net smelter return royalty to the property owner, subject to the Joint Venture's right to reduce the royalty from 3% to 2% for US$2,000,000.

Page | 11

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

4. EXPLORATION AND EVALUATION ASSETS, continued

The Hot Pot lease and any additional property, if all or any part of such property lies within 2.5 miles of the original boundary of the Hot Pot property, is also subject to a 1.25% net smelter returns royalty in favour of Battle Mountain Gold Exploration Corporation.

b. Fourmile Basin Property, Nye County, Nevada, United States

The Company has entered into a mineral lease agreement ("Fourmile Mineral Lease") with La Cuesta International, Inc. ("LCI") for exploration and mining rights and access to their mineral claims.

The primary term of the Fourmile Mineral Lease is for a period of 35 years from June 18, 2020 (the "Effective Date"). The lease may be extended up to 50 years so long as the Company meets the required payments to LCI as outlined below. The agreement may extend past 50 years so long as active mining operations are then continuing on the premises, in which case the Fourmile Mineral Lease shall continue so long as such operations are being conducted.

Pursuant to the Fourmile Mineral Lease, the Company must make the following pre-production payments:

June 18, 2020	US$25,000 cash (paid) 33,333 Company shares (issued)
December 18, 2020	US$5,000 cash (paid)
June 18, 2021	US$10,000 cash (paid)
December 18, 2021	US$10,000 cash (paid)
June 18, 2022	US$15,000 cash (paid)
December 18, 2022 and every 6 months thereafter	US$20,000 cash

Pre-production payments paid to LCI will apply to the entire premises and are deductible against future production royalties to be paid to LCI regardless of the year in which advance royalty payments are made.

The Company must pay the annual claim fees and landholdings costs, as well as incur the following minimum exploration costs on the premises (or pay to LCI the equal amount in cash at the end of the relevant time period):

Year 1 from Effective Date	US$30,000 (fulfilled)
Year 2 to Year 3 from Effective Date	US$50,000

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

Page | 12

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

4. EXPLORATION AND EVALUATION ASSETS, continued

The Company must pay a production royalty of 2% of the net smelter returns for claims owned 100% by LCI, and 0.5% of the net smelter returns for third-party claims and/or fee lands acquired within LCI's area of influence. Payments to LCI totalling US$10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce LCI's royalties by 50% to 1% and 0.25% respectively. Production royalties shall be paid quarterly and will be the greater of a) US$25,000 per quarter or b) the production royalty payable in accordance with the NSR Royalty. Any positive difference in the quarterly payment between a) minus b) payable for that quarter shall be credited against the production royalty.

Mining Lease with NexGen Mining Incorporated

Under the terms of the Fourmile Mineral Lease, the Company must also fulfill certain obligations to NexGen Mining Incorporated ("NexGen") who holds certain properties within the Fourmile Mineral Lease. Pursuant to this contingent lease agreement (the "NexGen Lease"), the Company must incur the following expenditures:

October 24, 2020	US$5,000 (fulfilled)
October 24, 2021	US$10,000 (fulfilled)
October 24, 2022	US$15,000 (fulfilled)
October 24, 2023	US$20,000 (US$10,000 fulfilled)
October 24, 2024 and every year thereafter	US$20,000

In the event any single year's work requirement is not completed, the balance of the work commitment may be paid in cash to NexGen, and excess expenditures may be applied to subsequent year(s) expenditure commitment.

In addition to the work commitment expenses, the Company must make the following cash advanced royalty payments to NexGen:

October 24, 2020	US$10,000 (paid)
October 24, 2021	US$15,000 (paid)
October 24, 2022	US$20,000
October 24, 2023 and every year thereafter	US$25,000

The Company must also pay NexGen a 2.0% net smelter royalty and the Company has a royalty buy down under which the Company may purchase NexGen's 2.0% net smelter royalty. The purchase price is US$250,000 for the first 1%, and US$500,000 for the remaining 1% of the total net smelter return reserved to NexGen.

Page | 13

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

4. EXPLORATION AND EVALUATION ASSETS, continued

c. Lone Mountain Project, Elko County, Nevada, United States

The Company has entered into a lease agreement with option to purchase the Lone Mountain project with NAMMCO for a term of 10 years plus 10-year extensions so long as the minimum payments are paid. The owner will retain a 3% net smelter return royalty on the Lone Mountain project. At any time, the Company can buy one-half percentage point of the royalty for US$2,000,000, reducing the royalty from 3% to 2.5%.

The Company will have the option to purchase the entire interest in the Lone Mountain project, except for the royalty, at any time during the lease or the lease extension once the Company has made a discovery of equal to or greater than 0.5 million ounces of gold (or equivalent in other metals) or completed a pre-feasibility study. If the Company elects to exercise the option to purchase, the Company must pay the owner US$2,000,000. The purchase price shall be reduced by the pre-production payments paid to the date of purchase.

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Signing of the lease	US$80,000 (paid)
November 1, 2021	US$30,000 (paid)
November 1, 2022	US$30,000
November 1, 2023	US$30,000
November 1, 2024	US$40,000
November 1, 2025 and each year thereafter	Increasing by US$10,000/year thereafter to a maximum of US$200,000

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

The Company is also required to pay the annual claim maintenance fees, and fulfill the following annual work commitments on the Lone Mountain project:

September 1, 2022	US$400,000
September 1, 2023	US$300,000
September 1, 2024	US$300,000
September 1, 2025	US$400,000
September 1, 2026	US$400,000

The work commitment for September 2022 is a firm commitment. Work completed that exceeds the minimum requirement for a given year will be credited to the Company's favour and credited to subsequent years. The work commitment terminates when US$1,800,000 has been expended on the property.

Page | 14

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

4. EXPLORATION AND EVALUATION ASSETS, continued

The Lone Mountain project consists of 454 unpatented lode mining claims and six patented mining claims. Subsequent to the quarter ended June 30, 2022 NAMMCO released its rights to the six patented mining claims and the Company plans to negotiate appropriate changes to the lease agreement on the Lone Mountain project.

d. Miller Project, Elko County, Nevada, United States

The Company has entered into a lease with option to purchase mining claims agreement with Shea Clark Smith and Gregory B. Maynard ("Smith and Maynard") for a term of 35 years with the following work commitments:

- a firm commitment to drill 2,000 metres on the Miller Project within 18 months of the date the Company's shares are listed on a stock exchange in either Canada or the United States (the "Listing Date"); and

- a requirement to drill an additional 3,000 metres to be drilled within 36 months after the Listing Date to maintain the Miller Lease at the Company's discretion.

Smith and Maynard will retain a 2% net smelter return royalty on production from within an area of influence around the Miller Project. 1% of the NSR can be purchased by the Company for US$2,000,000, reducing the royalty to 1%. If the Company options or purchases claims within the area of influence from third parties, the royalty payable to Smith and Maynard on those optioned or purchased claims will be reduced to 0.5% NSR.

The Company is also required to make the following annual lease payments:

Signing of the lease	US$50,000 (paid) 5,000 Company shares (issued)
February 1, 2022	US$25,000 (paid)
February 1, 2023	US$25,000
February 1, 2024 and each year thereafter	US$30,000 until a total of US$500,000 has been paid

Pursuant to the agreement, the Company will also be responsible for paying the annual claim maintenance fees and has staked additional claims to close gaps among the existing claim groups. The Company has the option to purchase the Miller lease outright at any time for US$500,000, which amount shall be reduced by the cumulative total of the lease payments previously paid.

The Miller Project was recommended to the Company by Bull Mountain Resources, LLC ("BMR"), and the Company will be required to make agent payments per the BMR Agreement outlined in Note 6.

Page | 15

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

4. EXPLORATION AND EVALUATION ASSETS, continued

The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January of 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2. Although the Company has filed the required documentation with the BLM and county as required, there is currently a dispute on the ownership of 134 of the newly staked claims and on 36 of the original claims. The Company believes it is probable that a future benefit will flow to the Company, and as at June 30, 2022, the Company has capitalized US$88,888 of expenditures relating to their acquisition.

e. Stockade Mountain Property, Malheur County, Oregon, United States

On May 16, 2022, the Company entered into a mineral lease and option agreement with Bull Mountain Resources LLC ("BMR") through Austin NV, to lease a 100% interest in the Stockade Mountain Property located in Malheur County, Oregon.

Under the terms of the agreement, the Stockade Lease is for a primary term of 35 years with the following work commitments:

May 16, 2023	US$30,000
May 16, 2024	Minimum 2,000 meters of drilling

The term of the agreement may extend past 50 years provided active mining operations are being conducted on the property.

BMR will retain a 2% net smelter return royalty on claims owned 100% by BMR, and a 0.25% NSR royalty for third-party claims acquired within an area of influence around the Stockade Mountain Property. Payments to BMR totalling US$10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce BMR's royalties on wholly owned claims by 50% from 2% down to 1%.

The Company is also required to make the following pre-production payments:

May 16, 2022	US$15,000 (paid)
November 16, 2022	US$10,000
May 16, 2023	US$10,000
November 16, 2023	US$15,000
May 16, 2024	US$15,000
November 16, 2024 and every 6 months thereafter	US$25,000

Each cash pre-production payment shall be credited against the future production royalties as an advance royalty.

Page | 16

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

5. SHARE CAPITAL AND RESERVES

a. Authorized and issued share capital

At June 30, 2022, the Company's authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

During the period ended June 30, 2022, the Company issued the following shares:

On May 6, 2022, the Company issued 3,754,750 shares at US$4.00 pursuant to the closing of the Company's Initial Public Offering ("IPO"), for net proceeds of US$13,853,420. The Company also issued 262,833 underwriter warrants (see Note 5c) relating to the closing of the IPO.

b. Stock options

The Company has adopted a stock option plan (the "Plan") for its employees, directors, officers, and consultants. The plan provides for the issuance of options to acquire up to a total of 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company.

	Number of stock options	Weighted average exercise price
		$
Outstanding as at December 31, 2020	716,663	3.00
Outstanding as at December 31, 2021	716,663	3.00
Options expired	(83,333)	3.00
Outstanding as at June 30, 2022	633,330	3.00

At June 30, 2022, the following stock options were outstanding and exercisable:

Number of stock options	Exercise price per share	Expiry Date
	$	$
633,330	3.00	December 2030

Number of stock options	June 30, 2022
Weighted average exercise price for exercisable options	$3.00
Weighted average share price for options exercised	-
Weighted average years to expiry for exercisable options	8.43 years

Page | 17

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

5. SHARE CAPITAL AND RESERVES, continued

c. Warrants

On May 6, 2022, the Company issued 262,833 warrants to the underwriters of the IPO. These warrants are exercisable at a price of US$4.40 for a period commencing November 2, 2022, and expiring on November 6, 2023. The weighted average fair value of the warrants at May 6, 2022 was $307,014 and was allocated as share issue costs and a derivative liability. As at June 30, 2022, the warrants were revalued to their current estimated fair value of $99,299. The value at both dates was determined using the Black-Scholes pricing model with the following assumptions:

	May 6, 2022	June 30, 2022
Share price	US$2.96	US$1.81
Exercise price	US$4.40	US$4.40
Volatility	88%	87%
Risk free interest rate	2.69%	2.69%
Expected life	1.5 years	1.35 years
Expected dividend yield	$nil	$nil

During the six-month period ended June 30, 2022, the Company recognized a gain of $207,715 due to the change in their fair value.

At June 30th, the Company had the following warrants outstanding:

	Number of Warrants	Weighted average exercise price
		US$
Outstanding as at June 30, 2022	262,833	4.40

Number of warrants	June 30, 2022
Weighted average exercise price for exercisable warrants	US$4.40
Weighted average share price for warrants exercised	-
Weighted average years to expiry for exercisable warrants	1.35 years

Page | 18

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

6. COMMITMENTS

Introductory Agent Agreement

The Company has signed an introductory agent agreement (the "BMR Agreement") with Bull Mountain Resources, LLC ("BMR"). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	US$5,000
6 months after acquisition	US$5,000
12 months after acquisition	US$5,000
18 months after acquisition	US$5,000
24 months after acquisition	US$7,500
30 months after acquisition	US$7,500
36 months after acquisition	US$10,000
42 months after acquisition	US$10,000
48 months after acquisition	US$15,000
Every 6 months thereafter	US$15,000

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.5% net smelter returns royalty on all mineral interests acquired within the area of influence of the mineral property.

For each recommended mineral property acquired by the Company under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty.

Other Commitments

The Company also has payment obligations relating to the Kelly Creek, Fourmile Basin, Lone Mountain, Miller, and Stockade projects. See notes 4a, 4b, 4c, 4d and 4e.

7. RELATED PARTY TRANSACTIONS AND BALANCES

The Company's related parties include key management personnel and directors. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers. These transactions occurred in the normal course of operations and are therefore measured at their exchange amounts.

Page | 19

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

7.     RELATED PARTY TRANSACTIONS AND BALANCES, continued

	Six months ended June 30,
Compensation	2022	2021
	$	$
Management and consulting fees (i)	474,932	3,000
Accounting fees (ii)	1,200	5,200
	476,132	8,200

(i) Management fees are compensation paid to officers and directors of the Company.

(ii) Accounting fees are fees paid to the CFO for preparation of the financial statements.

During the six-month period ending June 30, 2022, the President of the Company incurred $14,333 for administration expenses on behalf of the Company. As at June 30, 2022, $11,165 (December 31, 2021: $nil) was payable to the President.

During the six-month period ending June 30, 2022, the Corporate Secretary of the Company incurred $3,579 for administration expenses on behalf of the Company. As at June 30, 2022, $2,750 (December 31, 2021: $nil) was payable to the Corporate Secretary of the Company.

During the six-month period ended June 30, 2022, the Company incurred management and consulting fees totalling $474,932 payable to officers and independent directors of the Company. At June 30, 2022, $49,932 (December 31, 2021: $nil) was payable.

During the period from incorporation on April 21, 2020, to December 31, 2020, the Company entered into a private placement and letter of intent with Nevada Exploration Inc., a company of which the President of the Company also serves as a director and non-executive chairman and the Corporate Secretary of the Company serves as a director. The Company also entered into an Option to Joint Venture on a project owned by a subsidiary of Nevada Exploration Inc. See notes 3 and 4a.

8. FINANCIAL INSTRUMENT RISK

The Company's financial instruments consist of cash, marketable securities, and accounts payable. The fair values of these financial instruments approximate their carrying values, other than cash and marketable securities which are carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following summarizes fair value hierarchy under which the Company's financial instruments are valued:

- Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

- Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

- Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

Page | 20

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

8. FINANCIAL INSTRUMENT RISK, continued

The following financial instruments are recorded at fair value on a recurring basis as of June 30, 2022.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Balance
	$	$	$	$
Assets
Cash and cash equivalents	1,877,959	-	-	1,877,959
Term deposits	16,152,513			16,152,513
Marketable securities	111,550	-	4	111,554
Liabilities
Derivative liability	99,299	-	-	99,299

The Company examines the various financial instrument risks to which it is exposed and assesses any impact and likelihood of those risks.

Credit Risk

The Company's primary exposure to credit risk is the risk of cash and cash equivalents and term deposits amounting to $18,030,472 at June 30, 2022. As the Company's policy is to deposit its cash with major Canadian banks, the credit risk is considered by management to be negligible. As at June 30, 2022, the Company had a receivable balance of $27,271, which primarily relates to GST receivable from the Canada Revenue Agency.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company has maintained sufficient current asset balances to meet these needs at June 30, 2022.

Contractual undiscounted cash flow requirements for contractual obligations as at June 30, 2022 are as follows:

	Carrying Amount	Contractual Cash Flows	Within 1 year	Within 2 years	Within 3 years
	$	$	$	$	$

Accounts payable and accrued liabilities	303,322	303,322	303,322	-	-
Total as at June 30, 2022	303,322	303,322	303,322	-	-

Page | 21

Austin Gold Corp. Notes to Condensed Consolidated Interim Financial Statements For the six months ended June 30, 2022 and 2021 (expressed in Canadian dollars - Unaudited)

8. FINANCIAL INSTRUMENT RISK, continued

Foreign Exchange Risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The Company operates projects in the United States. As a result, a portion of the Company's cash is denominated in US dollars and is therefore subject to fluctuation in exchange rates. As at June 30, 2022, a 10% change in the exchange rate between the Canadian and US dollar would increase (decrease) loss and comprehensive loss by $1,734,921 (December 31, 2021: $2,535).

9. SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral properties. The Company's mineral property assets are all located in the United States.

Page | 22